(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 1-71

CUSIP NUMBER

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hexion Specialty Chemicals, Inc.
Full Name of Registrant

Borden Chemical, Inc.
Former Name if Applicable

180 East Broad Street
Address of Principal Executive Office (Street and Number)

Columbus, Ohio 43215
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hexion Specialty Chemicals, Inc. (the “Company”) is currently in the process of responding to comments from the staff of the Securities and Exchange Commission on the most recent amendment to the Company’s Registration Statement on Form S-1. The Company’s responses to these comments may impact certain accounting disclosures in the Form 10-Q. Therefore, the Company is delaying filing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 until the Company addresses those SEC comments that may be applicable to its Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William H. Carter	614	225-4000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 31, 2005, Borden Chemical, Inc. (BCI) was merged with two Apollo Management, L.P. (Apollo) controlled companies, Resolution Performance Products, LLC (RPP) and Resolution Specialty Materials, Inc. (RSM). Upon consummation of the mergers, BCI changed its name to Hexion Specialty Chemicals, Inc. (Hexion).

For accounting purposes, RPP, RSM and BCI are considered entities under the common control of Apollo as defined in EITF 02-5 “Definition of Common Control in Relation to FASB Statement of Financial Accounting Standards No. 141, “Business Combinations.” In the Form 10-Q, the financial statements of these entities will be presented on a consolidated basis.

The financial data for Hexion in the Form 10-Q for the three and six months ended June 30, 2004 will include the results of operations of RPP only, as RSM and BCI were not part of the Apollo controlled group until August 12, 2004. The financial data for Hexion for the three and six months ended June 30, 2005 will include the consolidated results of operations of RPP, RSM, and BCI. The balance sheets as of December 31, 2004 and June 30, 2005 will represent the consolidated balance sheets of RPP, RSM and BCI as of each date, respectively.

Accordingly, the results of operations and financial position of Hexion that will be presented in the Form 10-Q will not be comparable to previous quarterly reports on Form 10-Q for the registrant, BCI.

Hexion Specialty Chemicals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2005	By	/s/ William H. Carter
Executive Vice President & CFO